May 17, 2019

Michael K. Menerey
Chief Financial Officer
ADOMANI, INC.
4740 Green River Road, Suite 106
Corona, California 92880

       Re: ADOMANI, INC.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 001-38078

Dear Mr. Menerey:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Exhibits 31.1 and 31.2, page 1

1. We note that paragraph 4 of exhibits 31.1 and 31.2 is missing the introductory language referring to internal control over financial reporting as set forth in
Item 601(b)(31) of
      Regulation S-K, as well as subparagraph (b) which indicates that you have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." Please file a form
      10-K/A containing the cover page, explanatory note, signature page and paragraphs 1, 2,
      4, and 5 of the Section 302 certifications to correct this error. Refer to guidance in the
      Commission's Compliance & Disclosure Interpretations for Regulation S-K, No. 246.13.
      Your Form 10-Q for the Quarter Ended March 31, 2019 should be similar amended.
       In closing, we remind you that the company and its management are responsible for the
 Michael K. Menerey
ADOMANI, INC.
May 17, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameMichael K. Menerey                      Sincerely,
Comapany NameADOMANI, INC.
                                                          Division of
Corporation Finance
May 17, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName